Corning Incorporated	Corning, NY 14831	t 607-974-9000 www.corning.com

July 14, 2025

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Melissa Gilmore and Kevin Woody

Re:	Corning Incorporated
Form 10-Q for the Period Ended March 31, 2025
Filed May 2, 2025
File No. 001-03247

Dear Ms. Gilmore and Mr. Woody:

We are responding to the comment from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated July 1, 2025 to Mr. Edward Schlesinger of Corning Incorporated (the “Company”, “Corning”, “we” or “our”), relating to the above-referenced filing and the Company’s prior response letter dated June 20, 2025 to the Staff’s letter dated June 9, 2025. The Staff’s comment is set forth below in bold, followed by our related response. For ease of reference, we have divided our response into sections (a) and (b) to address each portion of the Staff’s comment.

All terms used but not defined herein have the meanings assigned to such terms in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 or our prior response letter dated June 20, 2025, as applicable.

Response Letter dated June 20, 2025

Response to Comment 1

1.	We note your response to our prior comment 1. Please address the following:
•	Describe specifically the calculation of your core rates, including any actual inputs using your hedging instrument exchange rates and any estimated factors used therein and define what you describe as a blended basis
•	Describe in more detail, management's review process for setting and approving the core rates and why it was not deemed necessary to update your rates more frequently

(a)	Describe specifically the calculation of your core rates, including any actual inputs using your hedging instrument exchange rates and any estimated factors used therein and define what you describe as a blended basis

As noted in our response letter to you dated June 20, 2025, Corning operates globally, with significant exposure to foreign currency fluctuations. To mitigate this exposure and stabilize the economic impact of currency volatility on our operations, we utilize a portfolio of hedging instruments, including, but not limited to, foreign exchange forwards, option contracts and foreign denominated debt. These hedging instruments allow us to secure a specific exchange rate for select currencies for a set period of time (referred to as a contractual hedge rate) and provide exchange rate certainty for that set period. Our hedging instruments are negotiated and entered into on a rolling basis and provide protection for a multi-year period, typically at least two years. This allows us to continuously hedge against adverse foreign exchange rate movements over a long-term period.

When we previously referenced our “blended” hedge rates, we were referring to the weighted average of the contractual hedge rates from our hedging instruments in place for a given period (per hedged currency). The formula for our weighted average calculation is as follows:

Corning Incorporated

∑ (contractual hedge rate of each instrument × the USD value of such instrument)

∑ (USD value of all instruments)

There are no estimated factors included in this calculation.

Once we determine our contractual hedge rates utilizing this formula, management reviews the weighted average of the contractual hedge rates in place for the forthcoming calendar years and selects a corresponding core rate utilizing the review process described further in Section (b) below. This is what we refer to as our "core rate" for constant currency reporting. The table below summarizes the selected core rates effective January 1, 2025 presented in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, as compared to the weighted average contractual hedge rates for calendar years 2025 and 2026.

Currency*	Japanese yen	South Korean won	Chinese yuan	New Taiwan dollar	Euro	Mexican peso
Core rate effective January 1, 2025	¥120	₩1,250	¥6.9	NT$31	€0.88	MX$21

2025 hedging instrument weighted average (as of December 2024)	¥120.1	₩1,241.1	¥6.9	NT$31	€0.88	MX$19.0
2026 hedging instrument weighted average (as of December 2024)	¥120.0	₩1,268.9	¥6.9	NT$30.8	€0.88	MX$20.7

* The rates set forth for each currency in the table above are shown relative to $1.

(b)	Describe in more detail, management's review process for setting and approving the core rates and why it was not deemed necessary to update your rates more frequently

Management regularly monitors our hedging program, including reviews performed at least quarterly by key members of senior management, including the Corporate Controller, Treasurer and other senior executives. As part of this monitoring process, management evaluates the weighted average of our contractual hedge rates for the current and future periods relative to our core rates. Based on this review, if management identifies that the weighted average of the contractual hedge rates that have been negotiated and entered into for future years will no longer align with the related core rates, management will select and implement new core rates that better align with those weighted average hedge rates. The new core rates are expected to remain in place for so long as they remain aligned with the weighted average hedge rates of our hedging instruments. For example, in preparation for 2025, management reviewed our core rates relative to

Corning Incorporated

our contractual hedge rates for calendar years 2025 and 2026. As shown in the table above, the weighted average contractual hedge rates of the Japanese yen in place for 2025 and 2026 were not aligned with our core rate of ¥107 then in effect. Accordingly, management determined that an update was appropriate beginning in 2025 and selected a new rate of ¥120 to better align with our forthcoming contractual hedge rates. Changes to core rates are approved by the Corporate Controller and communicated to the Company’s Audit Committee.

As noted in our prior response letter, since adopting this approach to constant-currency reporting in 2013, we have updated our core rates effective January 1, 2015, January 1, 2018, and January 1, 2025. During the periods between these updates, management, utilizing the review process described above, determined the weighted average of the contractual hedge rates then in place were appropriately aligned with the effective core rates, and therefore determined that updates to the core rates were not necessary. We believe maintaining these extended periods of consistent core rates has appropriately reflected our hedges and is beneficial to both management and investors by providing a more comparable representation of our operating results over a longer term.

*  *  *  *  *

Please direct questions regarding this response to me at (607) 974-5843.

Sincerely,

/s/ Edward A. Schlesinger
Executive Vice President and Chief Financial Officer

cc:	Wendell P. Weeks, Chairman and Chief Executive Officer
Lewis A. Steverson, Vice Chairman, Executive Vice President and Chief Legal & Administrative Officer
Michaune Tillman, Senior Vice President and General Counsel
Stefan Becker, Senior Vice President, Finance and Corporate Controller
Marco Carducci, PricewaterhouseCoopers LLP